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                                                                    Exhibit 99.1




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                                                                    EXHIBIT 99.1





                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of DaimlerChrysler AG (the "Company") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Juergen E. Schrempp, as Chairman of the Board of Management of the Company, and Dr. Manfred Gentz, as Member of the Board of Management, Finance & Controlling, of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

      (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JUERGEN E. SCHREMPP
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Name:  Juergen E. Schrempp
Title: Chairman of the Board of Management
Date:  February 20, 2003


/s/ DR. MANFRED GENTZ
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Name:  Dr. Manfred Gentz
Title: Member of the Board of Management
       Finance & Controlling
Date:  February 20, 2003

This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.